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               ASSIGNMENT OF RETAIL FUND PARTICIPATION AGREEMENT

February 2010

Re: Retail Fund Participation Agreement with Columbia Management Distributors, Inc. and Columbia Management Services, Inc.

Dear John:

As you may be aware, over the coming months, it is anticipated that RiverSource Investments, LLC ("RiverSource"), the asset management arm of Ameriprise Financial, Inc. ("Ameriprise"), will acquire the long-term fixed income and equity asset management business (the "LT&E Business") of Columbia Management Advisors, LLC and its related affiliates ("Columbia"), from Bank of America, N.A. ("Bank of America").

Ameriprise is a publicly-traded, diversified financial services company with interests in the asset management, financial planning, banking and insurance businesses. In connection with this transaction, Ameriprise will acquire the COLUMBIA brand and will operate the LT&E Business under the COLUMBIA brand. RiverSource and Ameriprise intend to continue using the Columbia brand to help maintain the rich heritage associated with Columbia and its LT&E Business.

We see this transaction as a positive development for Columbia, our clients and for investors in Columbia-managed funds ("Columbia Funds"). Ameriprise is a well-established company and shares our commitment to a strong investment culture and client service excellence. We believe that this transaction with Ameriprise provides our LT&E Business and our employees with a strong resource from which to continue to serve our clients.

This transaction is anticipated to close in the spring of 2010 (the "Closing"), and will not result in any substantive change to the terms of your firm's RETAIL FUND PARTICIPATION AGREEMENT dated as of July 1, 2004, as amended ("Selling Agreement"), with Columbia Management Distributors, Inc. ("CMDI") and Columbia Management Services, Inc. ("CMSI") other than as noted below.

This transaction will result in an assignment of your Selling Agreement. Consistent with the Investment Company Act of 1940, to the extent the Selling Agreement relates to payments made pursuant to a written plan adopted under Rule 12b-l, the Selling Agreement will automatically terminate upon such assignment. IN THIS REGARD, WE ASK THAT YOU PLEASE INDICATE YOUR CONSENT AND AGREEMENT TO ENTER INTO A NEW MUTUAL FUND SELLING AGREEMENT ON TERMS IDENTICAL TO THOSE IN YOUR CURRENT SELLING AGREEMENT, OTHER THAN THE SUBSTITUTION OF RIVERSOURCE FUND DISTRIBUTORS, INC. ("RSFD") FOR CMDI AND RIVERSOURCE SERVICE CORPORATION ("RSSC") FOR CSMI, BY SIGNING AND RETURNING THIS DOCUMENT TO US NO LATER THAN APRIL 1, 2010. Unfortunately, if we do not hear from you by April 1st, we may be unable to continue to pay you 12b-l fees, and accounts maintained on your behalf may be restricted to only redeeming Columbia Fund shares.

PLEASE RETURN THIS SIGNED LETTER IN THE ENCLOSED POSTED-PAID ENVELOPE OR VIA FACSIMILE TO CHARLES GIORLANDO AT 617-790-1223.

Please note, due to the fact that the transaction only relates to Columbia's LT&E Business, upon closing your new selling agreement with RSFD and RSSC will not permit you to sell shares of Columbia money market funds. If you have any questions about the change in ownership of the LT&E Business of Columbia or about this letter, please contact us at (800) 426-3750. We look forward to the opportunity to continue serving you.

                                   Sincerely,

COLUMBIA MANAGEMENT DISTRIBUTORS, INC.    COLUMBIA MANAGEMENT SERVICES, INC.


/s/ Beth Brown                            /s/ Stephen T. Welsh
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Beth Brown                                Stephen T. Welsh
Managing Director                         President

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CONSENTED & AGREED

FIRM NAME: HARTFORD LIFE INSURANCE COMPANY

By:    /s/ Richard E. Cady
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Name:  Richard E. Cady
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Title: AVP
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Date:  April 23, 2010
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